Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of October 27, 2015 (the “Merger Agreement”), by and among Rite Aid Corporation, a Delaware corporation (the “Company”), Walgreens Boots Alliance, Inc., a Delaware corporation (“Parent”), and Victoria Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”), is entered into by and among Parent, Merger Sub and the Company as of January 29, 2017. Capitalized terms used but not defined elsewhere in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Parent, Merger Sub and the Company entered into the Merger Agreement;

WHEREAS, Section 9.2 of the Merger Agreement provides that the Parties (by action of their respective boards of directors) may modify, amend or supplement the Merger Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties;

WHEREAS, Parent, Merger Sub and the Company now intend to amend certain provisions of the Merger Agreement as set forth herein; and

WHEREAS, each of the boards of directors of the Company, Parent and Merger Sub has (a) determined that the Merger Agreement as amended by this Amendment and the transactions contemplated hereby, including the Merger, are fair to, advisable and in the best interests of the Company, Parent and Merger Sub, respectively, and their respective stockholders and (b) approved and declared advisable the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated by the Merger Agreement as amended by this Amendment, including the Merger, in each case on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1.     Amendment of Section 2.1(a). Section 2.1(a) of the Merger Agreement is hereby amended by replacing the words “$9.00 per share in cash, without interest” with the words “$7.00 per share (as may be reduced pursuant to the provisions of Section 2.1(d)) in cash, without interest”.

2.     Amendment of Section 2.1. Section 2.1 of the Merger Agreement is hereby amended by adding a new Section 2.1(d) to read as follows:

“(d)     To the extent Parent agrees to, or consummates, a Divestiture Action involving the sale, transfer, disposal, divestiture or hold separate, in each case before or after the Effective Time, of more than an aggregate of 1,000 retail stores of Parent and its subsidiaries and the Company and its subsidiaries (such aggregate number of retail stores, the “Divested Stores”) (it being understood that nothing in this Agreement shall require Parent to agree to any Divestiture Action involving the sale, transfer, disposal, divestiture or hold separate of retail stores of Parent and its subsidiaries (other than the Surviving Corporation and its subsidiaries)), the Per Share Merger Consideration shall be reduced by $0.0025 per share for each Divested Store in excess of 1,000 Divested Stores; provided that in no event shall the Per Share Merger Consideration be less than $6.50 per share.”

3.     Amendment of Section 6.4(d). Section 6.4(d) of the Merger Agreement is hereby amended by replacing the words “an aggregate of 1,000 retail stores of Parent and its subsidiaries and the Company and its subsidiaries” with the words “an aggregate of 1,200 retail stores of the Company and its subsidiaries”.

4.     Amendment of Section 6.4. Section 6.4 of the Merger Agreement is hereby amended by adding a new Section 6.4(f) to read as follows:

“(f)     The Parties hereby acknowledge and agree that, notwithstanding anything to the contrary in this Section 6.4, Parent and Merger Sub shall not be required to agree or consent to any material amendment, waiver, modification or termination of the Asset Purchase Agreement, dated as of December 19, 2016, by and among Fred’s, Inc. (“Fred’s”), AFAE, LLC (the “Divestiture Buyer”), Parent and the Company (the “Asset Purchase Agreement”), or enter into any other agreement with respect to any Divestiture Action, including any Required Antitrust Action, in each case, that would in the aggregate be materially adverse to Parent, the Company or their respective subsidiaries relative to the terms and conditions of the Asset Purchase Agreement taken as a whole, provided that, to the extent necessary in order to obtain the requisite Consents of Governmental Entities, Parent shall, and shall cause its subsidiaries to, take or agree to take any actions set forth on Exhibit B to this Agreement. The Company and Parent agree to (i) enter into any amendment to the Asset Purchase Agreement consistent with the foregoing and (ii) use their respective reasonable best efforts to enter into such an amendment as soon as reasonably practicable, with a target date to be done by March 1, 2017;”

5.     Amendment of Section 6.4. Section 6.4 of the Merger Agreement is hereby amended by adding a new Section 6.4(g) to read as follows:

“(g)     Notwithstanding anything in this Section 6.4 to the contrary, Parent shall consult with the Company and its counsel reasonably in advance of any negotiations with Fred’s and the Divestiture Buyer from and after the date of Amendment No. 1 to the Merger Agreement (the “Amendment”) and, if Parent determines that it is advisable to do so, provide the Company with an opportunity to participate in such negotiations. To the extent reasonably requested by Parent, the Company will make itself available for such negotiations and the Company will consult with Parent in advance of any such negotiations.”

6.     Amendment of Section 6.18. Section 6.18 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The Parties hereby acknowledge and agree that, for purposes of this Agreement, Parent and Merger Sub shall not be deemed to be in breach of any of their obligations under this Section 6.18 or any of their representations and warranties in Section 4.7 as a result of any portion of the Debt Financing becoming unavailable pursuant to its terms as of January 27, 2017. Parent and Merger Sub shall have funds available at the Closing in an amount sufficient to consummate the Merger and the other transactions contemplated by the Merger Agreement at the Closing. Parent shall keep the Company reasonably informed with respect to any material developments concerning the status of the Debt Financing and shall promptly respond to any written requests from the Company concerning such status and provide copies of commitment letters or draft definitive financing documents reasonably requested by the Company related to the Debt Financing. Without limiting the other provisions of this Section 6.18, upon any amendment, supplement, modification, termination, reduction or waiver of the Debt Commitment Letter or any replacement of the Debt Commitment Letter, (i) references herein to “Debt Commitment Letter” shall include such document as amended, supplemented, modified, terminated, reduced or waived or replaced and (ii) references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as amended, supplemented, modified or waived or replaced.”

7.     Addition of Sections 6.19, 6.20 and 6.21. The Merger Agreement is hereby amended by adding new Sections 6.19, 6.20 and 6.21 as set forth below.

“SECTION 6.19: Acquisition Proposals After Amendment.

(a)     The Company shall not, shall cause its subsidiaries and its and its subsidiaries’ directors, officers and employees not to, and shall instruct its and its subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, knowingly induce or knowingly facilitate (including by providing non-public information relating to the Company and its subsidiaries) the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) engage or otherwise participate in any negotiations or discussions (other than, in response to a bona fide Acquisition Proposal or other inquiry, offer or proposal after the date of the Amendment that was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.19, contacting such Person and its advisors for the purpose of clarifying the material terms of any such Acquisition Proposal or inquiry, offer or proposal and the likelihood and timing of consummation thereof) concerning, or provide access to its properties, books and records or any confidential or nonpublic information or data to, any Person in connection with, relating to or for the purpose of encouraging or facilitating an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (iv) execute or enter into any Alternative Acquisition Agreement, and the Company shall not resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of any of the restrictions set forth in the preceding sentence by any Representatives of the Company or any of its subsidiaries shall be a breach of this Section 6.19(a) by the Company. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent orally and in writing of the receipt of any inquiries, proposals or offers, any requests for non-public information, or any requests for discussions or negotiations with the Company or any of its Representatives, in each case with respect to an Acquisition Proposal or any offer, inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, which notice shall include a summary of the material terms and conditions of, and the identity of the Person making, such Acquisition Proposal, inquiry, proposal or offer, and, if applicable, copies of any such written requests, proposals or offers, including proposed agreements, and thereafter shall keep Parent reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours), of any material developments regarding any Acquisition Proposals or any material change to the terms and status of any such Acquisition Proposal or the material aspects of any bid process established by the Company to review such proposals or offers. The Company agrees that neither it nor any of its subsidiaries shall terminate, waive, or amend to similar effect any existing standstill or similar agreement to which it or one of its subsidiaries is a party, except to the extent that prior to, but not after, obtaining the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon at the Second Stockholders Meeting, or any adjournment or postponement thereof, to adopt this Agreement (the “Second Company Requisite Vote”), after consultation with outside legal counsel, the Company Board determines that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b) Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall prevent the Company or the Company Board from:

(i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer, in each case, to the extent legally required) or from making any other disclosure to stockholders if the Company Board determines in good faith that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (provided that neither the Company nor the Company Board may effect a Change of Second Recommendation unless expressly permitted by Section 6.19(c) or Section 6.21, and provided, further, that any such disclosure that has the substantive effect of withdrawing or adversely modifying the recommendation that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger (the “Second Recommendation”) shall be deemed to be a Change of Second Recommendation); provided, further, that the issuance by the Company or the Company Board of a “stop, look and listen” communication as contemplated by Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to its stockholders) in which the Company has not indicated that the Company Board has changed the Second Recommendation shall not constitute a Change of Second Recommendation;

(ii) prior to, but not after, obtaining the Second Company Requisite Vote, providing access to its properties, books and records and providing any confidential or non-public information or data in response to a request therefor by a Person or group who has made a bona fide Acquisition Proposal after the date of the Amendment and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.19, if the Company Board (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that any such access, information or data has previously been provided to Parent or its Representatives or is provided to Parent prior to or substantially concurrently with the time such access, information or data is provided to such Person or group;

(iii) prior to, but not after, obtaining the Second Company Requisite Vote, engaging in any negotiations or discussions with any Person and its Representatives who has made a bona fide Acquisition Proposal after the date of the Amendment and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.19, if the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal; or

(iv) prior to, but not after, obtaining the Second Company Requisite Vote, making a Change of Second Recommendation (but only if permitted by Section 6.19(c) or Section 6.21).

(c) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to, but not after, obtaining the Second Company Requisite Vote, the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, in response to a bona fide Acquisition Proposal that was made after the date of the Amendment and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.19, that (A) such Acquisition Proposal constitutes a Superior Proposal taking into account any adjustment to the terms and conditions of this Agreement proposed by Parent and Merger Sub in response to such Acquisition Proposal and (B) the failure to take the action in (i) and/or (ii) below would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company or the Company Board may (and may resolve or agree to) (i) terminate this Agreement under Section 8.1(d)(ii) and enter into a definitive merger agreement, acquisition agreement or similar written agreement with respect to such Superior Proposal and/or (ii) effect a Change of Second Recommendation in accordance with clause (x)(A) of Section 6.21; provided, however, that, if the Company terminates the Agreement pursuant to Section 8.1(d)(ii), the Company pays to Parent the

Company Termination Fee required to be paid under Section 8.2(b)(i) concurrently with or prior to such termination; provided, further, that the Company will not be entitled to enter into such Alternative Acquisition Agreement and terminate this Agreement or effect a Change of Second Recommendation pursuant to clause (x)(A) of Section 6.21 unless (x) the Company delivers to Parent a Company Notice, advising Parent that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board (including the identity of the party making such Superior Proposal and copies of any written proposals or offers, including proposed agreements) and (y) at or after the expiration of the Notice Period, the Company Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor and taking into account any adjustment to the terms and conditions of this Agreement proposed by Parent during the Notice Period) that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives regarding any adjustments in the terms and conditions of this Agreement proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Proposal. The Company agrees to notify Parent promptly if it determines during such Notice Period not to terminate this Agreement and enter into the Alternative Acquisition Agreement referred to in the Company Notice. Any amendment to the financial terms or any other material amendment to the terms and conditions of a proposed Alternative Acquisition Agreement relating to a Superior Proposal will be deemed to be a new proposal or proposed Alternative Acquisition Agreement relating to a Superior Proposal for purposes of this Section 6.19(c) requiring a new Company Notice and an additional Notice Period; provided, however, that such additional Notice Period shall expire at 11:59 p.m., New York City time, on the second (2nd) Business Day immediately following the day on which the Company delivers such new Company Notice (it being understood and agreed that in no event shall any such additional two (2) Business Day Notice Period be deemed to shorten the initial four (4) Business Day Notice Period).

SECTION 6.20 Second Proxy Statement. The Company shall prepare and file with the SEC, as promptly as practicable after the date of the Amendment, a preliminary proxy statement to be sent to the stockholders of the Company in connection with the Second Stockholders Meeting (such proxy statement, as amended or supplemented, the “Second Proxy Statement”). Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Second Proxy Statement and any amendments or supplements thereto. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it as required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Second Proxy Statement and provide such other assistance as may be reasonably requested by the Company. The Company shall use its reasonable best efforts to resolve all SEC comments, if any, with respect to the Second Proxy Statement as promptly as practicable after receipt thereof. The Company shall use its reasonable best efforts to cause the Second Proxy Statement at the date that it (and any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company and at the time of the Second Stockholders Meeting, to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and shall promptly notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Second Proxy Statement and any request by the SEC for any amendment to the Second Proxy Statement or for additional information. If at any time prior to the Second Stockholders Meeting any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company, which should be set forth in an amendment or supplement to the Second Proxy Statement so that the Second Proxy Statement would not include any misstatement of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and, to the extent required by applicable Law, the Company shall promptly file with the SEC and disseminate to the stockholders of the Company an appropriate amendment or supplement describing such information. Prior to filing or mailing the Second Proxy Statement (or any amendment or supplement thereto, other than in connection with a Change of Second Recommendation made in compliance with this Agreement), or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and consider in good faith such comments proposed by Parent for inclusion therein.

SECTION 6.21 Second Stockholders Meeting. The Company, acting through the Company Board (or a committee thereof), shall as promptly as practicable following confirmation by the SEC that the SEC has no further comments on the Second Proxy Statement, take all action necessary, including under the DGCL, to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Second Stockholders Meeting”) and shall not, without the prior written consent of Parent, postpone, recess or adjourn such meeting; provided that the Company may postpone, recess or adjourn such meeting (i) if on the date on which the Second Stockholders Meeting is originally scheduled (as set forth in the Second Proxy Statement), the Company has not received proxies representing a sufficient number of Company Shares to obtain the Second Company Requisite Vote or there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Second Stockholders Meeting; or (ii) if the failure to postpone, recess or adjourn the Second Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Second Proxy Statement to be timely provided to the holders of Company Shares; provided that the Second Stockholders Meeting shall not be postponed, recessed or adjourned pursuant to this proviso to a date that is more than thirty (30) days after the date on which the Second Stockholders Meeting was originally scheduled without the prior written consent of Parent. The Company shall (a) subject to Section 6.19(c), include in the Second Proxy Statement the Second Recommendation and (b) subject to Section 6.19(c), use its reasonable best efforts to obtain the Second Company Requisite Vote, including to actively solicit (or cause to be solicited) proxies necessary to obtain the Second Company Requisite Vote; provided that the Company Board may (i) fail to include the Second Recommendation in the Second Proxy Statement distributed to stockholders; (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or otherwise declare advisable to the stockholders of the Company, an Acquisition Proposal; (iii) following the commencement of a tender offer or exchange offer that constitutes an Acquisition Proposal, fail to publish, send or give to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten (10) Business Day period (as specified in Rule 14e-2 under the Exchange Act) after such tender offer or exchange offer is first published, sent or given, or subsequently amended in any material respect, a statement recommending that stockholders reject such tender offer or exchange offer and affirming the Second Recommendation; or (iv) formally resolve to effect or publicly announce an intention to effect any of the foregoing, in each case prior to obtaining the Second Company Requisite Vote (a “Change of Second Recommendation”), if (x)(A) a bona fide Acquisition Proposal that was made after the date of the Amendment and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of Section 6.19 is made to the Company and is not withdrawn and the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes a Superior Proposal or (B) there exists any event, development, circumstance, change, effect, condition or occurrence (other than an Acquisition Proposal) that was not known by the Company Board or, if known, the consequences of which were not known or reasonably foreseeable, as of the date of the Amendment, (y) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to effect a Change of Second Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (z) (A) if such Change of Second Recommendation is made in response to an Acquisition Proposal, the Company complies with the provisions of Section 6.19(c) or (B) if such Change of Second Recommendation is not made in response to an Acquisition Proposal, the Company (x) delivers to Parent a written notice informing Parent that the Company Board proposes to take such action and the basis of the proposed action no less than four (4) Business Days before taking such action and (y) during such four (4) Business Day period, if requested by Parent, engages in good faith negotiations with Parent and its Representatives regarding any adjustments in the terms and conditions of this Agreement proposed by Parent so that such event, development, circumstance, change, effect, condition or occurrence would cease to warrant a Change of Second Recommendation. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, if subsequent to the date of the Amendment the Company Board makes a Change of Second Recommendation, the Company nevertheless shall submit this Agreement to the holders of Company Shares for approval and adoption at the Second Stockholders Meeting unless and until this Agreement is terminated in accordance with its terms.”

8. Amendment of Section 7.2(d). Section 7.2(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) No Material Adverse Effect. Since the date of the Amendment, there shall not have occurred a Material Adverse Effect; provided that clause (C) of the definition of Material Adverse Effect shall be excluded from such definition for the purpose of determining the satisfaction of this Section 7.2(d).”

9. Amendment of Section 8.1(c). Section 8.1(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c) by either Parent or the Company if the Effective Time shall not have occurred on or before July 31, 2017 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a

Party whose breach of this Agreement was the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before the End Date;”

10. Amendment of Section 8.1. Section 8.1 of the Merger Agreement is hereby amended by adding a new Section 8.1(g) to read as follows:

“(g) by written notice of Parent, if the conditions set forth in Section 7.2(d) are not satisfied as a result of a failure to satisfy clause (B) of the definition of Material Adverse Effect as of the End Date or as of the date on which the Closing is required to occur pursuant to Section 1.2.”

11. Amendment of Section 8.2(b)(iii). Section 8.2(b)(iii) of the Merger Agreement is hereby amended by deleting Section 8.2(b)(iii) in its entirety and replacing such language with “[Intentionally Omitted].”

12. Amendment of Section 8.2(b)(iv). Section 8.2(b)(iv) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(iv) this Agreement is terminated by Parent or the Company, as applicable, pursuant to (w) Section 8.1(b) and the applicable Legal Restraint giving rise to such termination right is issued under or pursuant to any Antitrust Law, (x) Section 8.1(c), and, in either case of clause (w) or (x), on the termination date the only conditions to closing set forth in Section 7.1 or Section 7.2 that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing which conditions would be capable of being satisfied at the Closing if the Closing Date were on the termination date) are the conditions set forth in (i) Section 7.1(b) (but only if the applicable Legal Restraint causing such condition not to be satisfied is issued under or pursuant to any Antitrust Law) and/or Section 7.1(c) and (ii) (solely with respect to clause (B) of the definition of Material Adverse Effect) Section 7.2(d), (y) Section 8.1(e)(i) (solely as a result of a breach that would cause the conditions set forth in Section 7.2(d) not to be satisfied solely with respect to clause (B) of the definition of Material Adverse Effect) or (z) Section 8.1(g), then Parent shall pay $325 million (the “Parent Termination Fee”) to the Company (or its designee) by wire transfer of immediately available funds to the account designated by the relevant Party, at or prior to the time of termination in the case of a termination by Parent, or as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) in the case of a termination by the Company; provided, however, that the amount of the Parent Termination Fee shall be reduced to $162.5 million if on the termination date the conditions set forth in Section 7.2(d) (with respect to clause (B) of the definition of Material Adverse Effect) shall not be satisfied or this Agreement is terminated pursuant to Section 8.1(g).”

13. Amendment of Section 9.5(cc). Section 9.5(cc) of the Merger Agreement is hereby amended by replacing clause (B) of the definition of “Material Adverse Effect” in its entirety to read as follows.

“(B) without limiting clause (A), results in, as of the earlier of (i) the End Date and (ii) the Closing Date, a last twelve (12)-month Adjusted EBITDA of less than $1,000,000,000, in each case determined as of the end of the last fiscal month ended prior to the End Date or the Closing Date, as applicable, for which internal financial statements of the Company are available, which financial statements shall be made available to Parent no later than fifteen (15) days following the end of each fiscal month (it being understood that such monthly financial statements are not full financial statements and do not contain all required footnotes and other disclosures and are prepared in the Company’s ordinary course of business) or”

14. Amendment of Sections for Second Stockholders Meeting. (a) Sections 8.1(f) and 8.2(b)(ii) of the Merger Agreement shall be amended such that any references to the “Stockholders Meeting” shall be changed to the “Second Stockholders Meeting”, (b) Sections 7.1(a), 8.1(d)(ii), 8.1(f), 9.2 and the lead-in to Section 8.1 of the Merger Agreement shall be amended such that any references to the “Company Requisite Vote” shall be changed to the “Second Company Requisite Vote”, (c) Sections 6.8 and 8.1(e)(ii) of the Merger Agreement shall be amended such that any references to the “Change of Recommendation” shall be changed to the “Change of Second Recommendation”, (d) for purposes of the bringdown of the conditions to Closing set forth in Section 7.2(a) of the Merger Agreement, (i) Sections 3.4 and 3.5 of the Merger Agreement shall be amended such that any references to the “Company Requisite Vote” shall be changed to the “Second Company Requisite Vote”, (ii) Section 3.4 of the Merger Agreement shall be amended such that any references to the “Stockholders Meeting” shall be changed to the “Second Stockholders Meeting” and (iii) Section 3.5(b) of the Merger Agreement shall be amended such that any references to the “Proxy Statement” shall be changed to the “Second Proxy Statement”.

15. Amendment of Company Disclosure Schedule. Sections 3.11 and 5.1 of the Company Disclosure Schedule are hereby amended by making the modifications thereto set forth on Schedule I to this Amendment. Parent shall use reasonable best efforts to assist the Company in obtaining consent pursuant to the Asset Purchase Agreement for the actions set forth on Schedule I with respect to Section 5.1 of the Company Disclosure Schedule, to the extent such actions require consent pursuant to the Asset Purchase Agreement.

16. Amendment of Parent Disclosure Schedule. Section 6.4(d) of the Parent Disclosure Schedule is hereby amended and restated in its entirety to read as set forth on Schedule II to this Amendment.

17. Acknowledgments. The Parties hereby acknowledge and agree that for purposes of the Merger Agreement, (a) as of the date of this Amendment each Party has performed each of the obligations, and complied with each of the agreements and covenants, required to be performed by it, or complied with by it, on or prior to the date of this Amendment under Section 6.4 of the Merger Agreement and (b) no Material Adverse Effect shall be deemed to have occurred from the date of the Merger Agreement through the date of this Amendment.

18. Representations and Warranties.

(a) Company Authority Relative to Amendment. The Company hereby represents and warrants to Parent and Merger Sub as follows: The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Amendment and to perform its obligations hereunder. The Company Board, at a duly called and held meeting, has unanimously determined that the Merger Agreement as amended by this Amendment and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of the Company’s stockholders and approved this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Parent and Merger Sub Authority Relative to Amendment. Parent and Merger Sub each hereby represents and warrants to the Company as follows: Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, to execute and deliver this Amendment and to perform its obligations hereunder. The execution, delivery and performance of this Amendment by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the boards of directors of Parent and Merger Sub. This Amendment has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

19. General Provisions.

(a) Effectiveness. All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Merger Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Merger Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule.

(b) References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, all references in the Company Disclosure Schedule or the Parent Disclosure Schedule to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment and all references in the Merger Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to the “Company Disclosure Schedule” or the “Parent Disclosure Schedule” shall refer to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, as amended by this Amendment. All references in the Merger Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to “the date hereof” or “the date of this Agreement” shall refer to October 27, 2015.

(c) Entire Agreement. This Amendment and the Merger Agreement (including the Exhibits hereto and thereto and the Company Disclosure Schedule and the Parent Disclosure Schedule), the Confidentiality Agreement and the Clean Room Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

(d) Other Miscellaneous Terms. The provisions of Article IX (General Provisions) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
Rite Aid Corporation

By:	/s/ Darren Karst
Name:	Darren Karst
Title:	Executive Vice President, Chief
Administrative Officer and Chief Financial Officer

PARENT:
Walgreens Boots Alliance, Inc.

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Executive Vice President, Global Chief
Administrative Officer and General Counsel

MERGER SUB:
Victoria Merger Sub, Inc.

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Authorized Officer

Exhibit B

Additional Company Divestiture Actions

1.	Sale, transfer, disposal, divestiture or hold separate of up to an aggregate of 1,200 retail stores of the Company and its subsidiaries, on terms no less favorable in the aggregate to Parent than the terms set forth in the Asset Purchase Agreement (including the consideration payable thereunder with respect thereto pursuant to Section 5.05(e) of the Asset Purchase Agreement).

2.	Sale, transfer, disposal, divestiture or hold separate of the Company’s distribution centers listed on Section (B)(2) of Section 6.4(d) of the Parent Disclosure Schedule. With respect to the inventory at such distribution centers, the consideration therefor shall be determined by applying the same methodology used to determine the consideration payable for the inventory at the distribution center currently to be sold pursuant to the Asset Purchase Agreement.

3.	Sale, transfer, disposal, divestiture, license or hold separate of the Company’s intellectual property rights listed on Section (B)(3) of Section 6.4(d) of the Parent Disclosure Schedule on the terms set forth therein.

4.

With respect to any Divestiture Action other than (a) any sale, transfer, disposition, divestiture or hold separate of any retail stores of Parent, the Company or any of their respective subsidiaries; (b) fencing-in provisions (e.g., requirement to notify and /or obtain approval for transactions either below HSR thresholds or otherwise not reportable) or other similar provisions imposed for a short-term duration; or (c) temporary and transitional limitations on use of intellectual property: any Divestiture Actions as would not, individually or in the aggregate, result in an impact exceeding $50 million in the aggregate as a result of (w) the divestiture of non-earnings generating assets, properties or businesses, in each case with such impact calculated as the book value of such assets, properties or businesses so divested, (x) the divestiture of earnings generating assets, properties or businesses, or any other adverse impact on the assets, businesses, liabilities or financial condition of Parent, the Company or their respective subsidiaries (including, with respect to Parent, the Surviving Corporation), in each case with such impact calculated by multiplying any reduction of Adjusted EBITDA (if applicable, solely for purposes of this sentence, replacing any references to the Company in the definition thereof with references to Parent) on an annual basis resulting therefrom by twelve (12), (y) any requirement to dispose of, divest, hold separate or restrict, or provide services in connection with, the infrastructure directly relating to the stores to be divested or held separate, including, without limitation, restrictions on distribution or distribution chains, obligations to divest trucks, inventory, fixtures and other assets and rights directly supporting the stores to be divested, and obligations to divest existing, or enter into new, supply agreements or arrangements (including, but not limited to, agreements or arrangements for front end, pharmaceutical and/or biologic products), or other service agreements or arrangements, directly relating to the divested stores or (z) any requirement to dispose of, divest, hold separate or restrict assets or operations in, and real estate interests relating to the properties listed on Section (B)(4) of Section 6.4(d) of the Parent Disclosure Schedule; provided that Parent shall not be obligated to agree to any Divestiture Action described in this clause (z) providing for the consummation of the divestiture thereof prior to the expiration (or earlier termination) of the applicable transition service period related thereto pursuant to the terms of the Asset Purchase Agreement.

5.	Without limiting the foregoing obligations of Parent pursuant to this Exhibit B, Parent shall be entitled to seek to obtain reasonable additional consideration from the purchaser or purchasers of any assets divested pursuant to this Exhibit B, on terms more favorable to Parent than the consideration payable with respect thereto pursuant to the Asset Purchase Agreement (including Section 5.05(e) thereof).